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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 2 FOR THE MONTH OF OCTOBER 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X    Form 40-F
                                  ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No X
                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

--------------------------------------------------------------------------------

                 INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on August 26, 2003, it was resolved to approve the Registrant's unaudited financial statements as of June 30, 2003.


A translation of the Financial Report as of June 30, 2003 issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         INDUSTRIAL DEVELOPMENT BANK
                                         OF ISRAEL LIMITED

Date: October 27, 2003                   By: /s/ Michael Warzager
                                             -----------------------------------
                                             Michael Warzager
                                             General Counsel


                                         By: /s/ Natan Atlas
                                             -----------------------------------
                                             Natan Atlas
                                             General Secretary

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        JUNE 30, 2003 REPORT (UNAUDITED)




CONTENTS

                                                                          PAGE
                                                                          ----
Report of the Board of Directors                                            2

Management Review                                                          16

Condensed Financial Statements as of June 30, 2003 and Annexes             22

























================================================================================
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
================================================================================

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
CONDENSED REPORT OF THE BOARD OF DIRECTORS OF THE BANK
TO THE FINANCIAL STATEMENT AS OF JUNE 30, 2003

GENERAL

At the meeting of the Board of Directors held on August 26, 2003, it was resolved to approve the unaudited Bank's financial statements as of June 30, 2003.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of June 2003.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

On August 26, 2002, the Bank's Board of Directors resolved to approve the sale of the Bank's banking activities, in accordance with the decision taken in the matter by the Israeli Government on that same day.

In view of the difficulties which arose in a short-term, "all or nothing" sale of the asset and liability portfolio of the Bank, the Bank's Board of Directors resolved on February 27, 2003 to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a controlled sell-off of the credit assets of the Bank over a four-year period.

On July 29, 2003 the Ministerial Committee for Society and Economy approved the "Run-Off" plan of the Bank with changes to be determined by the Accountant General and the Government Companies Authority. In accordance with the decision of the Committee the assets of the Bank will be disposed of in a controlled process and over a period that is not to exceed 36 months from the date of the decision. The main principles of the decision are presented below under the section discussing the "Run-Off" plan.

GOVERNMENT DECISIONS PERTAINING TO THE BANK

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the asset and liability portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the Board of Directors of the Bank resolved to approve the sale of the Bank's banking activity.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

In light of the difficulties that arose with regard to selling the asset and liability portfolio of the Bank "all or nothing", on July 29, 2003, the Ministerial Committee for Society and Economy (Society and Economy Cabinet) decided as aforementioned to approve the "Run-Off" plan of the Bank (hereinafter
- the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

o The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

o The Government has noted before it the announcement of the Governor of Bank of Israel regarding his agreement to continue to put a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

o The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

o If 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to Bank of Israel within an additional period of 12 months.

o The Government has noted before it the announcement of the Bank of Israel that it will consider reducing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the asset and liability portfolio of the Bank, "all or nothing" or by other sale methods, along with implementation of the plan.

In the decision it was indicated that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.


THE EXTRAORDINARY LINE OF CREDIT FROM THE BANK OF ISRAEL

On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

o The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

o In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

o The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. Since then, a number of reductions have been made in the "Bank of Israel rate" and, on June 30, 2003, the rate was 7.5% per annum.

o The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor of Bank of Israel reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

o The granting of the credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

In the opinion of the Board of Directors, had the subordination of the State's deposits with the Bank been done to the satisfaction of the Governor, the Bank of Israel would have considered that as adequate security for the extraordinary credit line and there would be no further need to place a general pledge in favor of the Bank of Israel as above.

On September 10, 2002, the Bank's Board of Directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of the pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

On November 14, 2002, the extraordinary credit line was actually granted to the Bank and the Bank signed a debenture in favor of Bank of Israel. The amount of the framework at that date was set at NIS 2.2 billion.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of June 30, 2003, of NIS 6.4 billion.

- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

During the period since January 1, 2003, the Bank has at times overextended itself beyond the credit line (i.e., the amount used exceeded the approved credit line) and/or had deficits in respect of its liquidity requirements held with the Bank of Israel. In respect of these deviations and deficits, the Bank was charged interest by the Bank of Israel at an annual rate of 48% (adjusted interest - 61%). The amount of interest charged to the Bank in respect of the first half of 2003 was NIS 1.1 million.

The total amount of interest to the Bank of Israel included in the Bank's expenses (including in respect of the aforementioned deficits and deviations) in the first half of 2003 was NIS 125.6 million. Of this amount, NIS 30 million was for interest in excess of the "Bank of Israel rate".

The Bank is of the opinion that Bank of Israel should credit it with all the amounts of interest deriving from the addition to the "Bank of Israel rate", in the amount of NIS 65 million, which were charged to it by Bank of Israel (including in respect of "liquidity deficits") from when it first needed credit from Bank of Israel (August 2002) and until now. This outcome is required all the more after the decision of the Government to adopt the "Run-Off" plan. The Bank made a request to the Governor on this matter but no response has as yet been received.

The balance of the extraordinary credit line from the Bank of Israel (not including interest accrued, but not yet charged) as of June 30, 2003, was NIS 2,090 million. On August 22, 2003, the balance was NIS 1,936 million.

The extraordinary credit line, which was originally placed at the disposal of the Bank until May 10, 2003, was extended a number of times by the Governor until the Government makes it decision on the affairs of the Bank.

As aforementioned, on July 29, 2003 the Government decided to adopt the "Run-Off" plan according to which, inter alia, the credit line is to be extended by the Governor by an additional 36 months. The Bank is expected to soon receive from Bank of Israel a letter arranging the credit line according to the decision of the Government to adopt the "Run-Off" plan.


THE RUN-OFF PLAN

As mentioned above, at its meeting of February 27, 2003, the Board of Directors adopted the principles of a proposed "Run-Off" plan prepared by outside consultants. This decision was made after it became clear that the prior decision of the Board of Directors to sell the Bank's asset and liability portfolio as an "all or nothing" sale is meeting difficulties and is unfeasible. The components of the "Run-Off" plan include, among other things, a supervised sale of the Bank's credit assets by the end of 2006 by way of collection of some of the credit and a segmented sale of some of the other credit, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

In addition, the Board of Directors also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. The Bank foresees that as a result of the intensive handling of the problematic collections, there will be a significant increase in the Bank's collection costs and legal fees.

As part of the implementation of the "Run-Off" plan, the Bank has already reduced and/or ceased activities it previously conducted. The Bank had significantly reduced its foreign currency and foreign trade activity, or is about to cease the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities
(independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which at January 1, 2002 was 170, was reduced to 109 by June 30, 2003. This number will be further reduced by about half before the end of 2003.

In addition to the significant reduction in salary expenses because of the reduction in the number of employees, the Bank is also taking energetic steps to significantly reduce operating costs that have the elasticity to be reduced over the immediate term.

The reduction in operating expenses will be achieved by, among other means, the Bank's move to new facilities. In September 2003 the Bank will move its offices from their present location to a new location in Tel Aviv. The new offices will cover an area of one-third the size of the facilities the Bank occupied at the beginning of 2002, and the rent per square meter will also be significantly lower than what the Bank has been paying to date.

As a direct result of the Bank's policy and the great efforts it has been investing in collecting its credit, the Bank has significantly reduced the balance of the credit still held by the public. This balance (not including loans with State guarantees to a certain Government company), which at December 31, 2001, stood at the amount of NIS 5,312 million, reached an amount of NIS 4,040 million on December 31, 2002, an amount of NIS 3,308 million on June 30, 2003 and an amount of NIS 3,177 million on August 22, 2003. Even after taking into consideration the allowances for doubtful debts that were set up during this period, we are dealing with collections in sizable amounts.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of June 30, 2003 was NIS 768 million, compared with NIS 3,648 million on June 30, 2002, and NIS 1,309 million on December 31, 2002. On August 22, 2003, the balance amounted to NIS 773 million.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

EXEMPTION FROM INCREASING THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio (hereinafter - the "aforementioned capital"). These limits include, among other things, a limit on the indebtedness of an individual borrower or a borrower group, and limits on the indebtedness in respect of the financing of the acquisition of means of control.

The Directives for Proper Banking Procedures also stipulate that the aforementioned capital is comprised of (among other things) "first-tier" capital and "second-tier" capital, and in determining the aforementioned capital, "second-tier" capital that exceeds "first-tier" capital shall not be taken into consideration. Due to the sharp decrease in the "Bank's first-tier capital", a large portion of the Bank's "second-tier" capital remains unutilized (thus, as of June 30, 2003, NIS 497.3 million of the total amount of NIS 539.6 million "second-tier" remains unutilized), and the aforementioned capital reached an amount of only NIS 84.6 million as of June 30, 2003. As a result, the amounts of many of the borrowers' debts with the Bank considerably exceed the amounts of the aforementioned limits.

The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits, or to recognize the Bank's entire "second-tier capital" for purposes of calculating the limits.

On May 28, 2003, the Supervisor of Banks notified the Bank that, taking into consideration the expected Government decision regarding the Bank's affairs, he exempted the Bank from the requirement to increase the additional allowance for doubtful debts (under the aforementioned Directive no. 315) in its interim financial statements as of March 31, 2003, in respect of deviations from the indebtedness limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

On August 21, 2003 the Supervisor of Banks announced that further to the decision of the Government on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the extraordinary credit line of Bank of Israel, he once more agrees to the Bank not increasing in its interim financial statements as of June 30, 2003, the additional allowance for doubtful debts in respect of the aforementioned deviations from debt limits.

Accordingly, in the Bank's financial statements as of March 31, 2003 and as of June 30, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from these limits. As of June 30, 2003, the additional allowance in respect of these deviations amounted to NIS 6.9 million, identical to the balance as of December 31, 2002. Please note that had the Bank been required to make an additional allowance in respect of these deviations, it would have had a material impact on the results of operations as reported in the Bank's financial statements as of June 30, 2003.

In August 2003 an amendment was issued to Directive No. 313 regarding the limits on the indebtedness of an individual borrower and a group of borrowers. The directive significantly expands the definition of a group of borrowers and it also expands the definition of control. The directive eliminated a clause relating to joint control and defined the treatment of non-recourse credit. The directive is effective from March 2004, except for the matter of joint control, which is applicable immediately. The banking system was granted the possibility of reducing the deviation if any should occur in the two years following implementation of the directive. The Bank is examining the directive and its implications.

CAPITAL ADEQUACY

On June 30, 2003, the Bank's minimum capital ratio was 2.23%, compared with 2.86% on December 31, 2002, and with the 15% stipulated for the Bank by the Bank of Israel. The minimum capital ratio stipulated by the Supervisor of Banks in its Proper Banking Procedures is 9%.

See Note 4 of the financial statements regarding an amendment to Proper Banking Procedures Directive No. 311 ("Minimal Capital Ratio").

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank and after the Bank
- with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 37.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which also was not recorded, in the financial statements. Of this amount, an amount of NIS 8.7 million is in respect of the second quarter of 2003 and NIS 17.4 million is in respect of the first half of 2003.

See Note 5 of the financial statements for details on the cessation of dividend distribution and the issue of accruing interest on the perpetual deposits with the Ministry of Finance.

LITIGATION AND WRITS OF INDEMNIFICATION FOR SENIOR OFFICERS

Notes 7 and 8 of the financial statements present information regarding the significant legal claims filed against the Bank and regarding the writs of indemnification issued for the Bank's senior officers.

INSURANCE OF DIRECTORS AND SENIOR OFFICERS

On July 31, 2003 the insurance policy of the Bank's directors and senior officers, which was in effect from August 1, 2002, came to an end. The Bank received an offer for a new insurance policy for the period from August 1, 2003 to July 31, 2004, in an amount that is considerably lower than the policy that has just ended and at a premium that is considerably higher than that of the aforementioned policy. In accordance with the Companies Law - 1999, this offer requires the approval of the Bank's audit committee, Board of Directors and general meeting of shareholders. On August 26, 2003 the audit committee and the Board of Directors approved the aforementioned offer and in the next few weeks it will be brought before the general meeting of shareholders.

NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The value of the public's holdings in those shares, as of June 30, 2003, amounted to NIS 1.9 million. The number of ordinary preferred shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares.

REQUEST FOR EXEMPTION FROM ANNUAL REPORTING IN THE USA

Since part of the Bank's shares were issued according to prospectuses published in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC). Nevertheless, it is noted that these shares were not traded in the USA in the past and that they are not presently traded, and that the shares are registered for trading only on the Tel Aviv Stock Exchange. As part of the annual report to the SEC the Bank has to fulfill various requirements, part of which the Bank is unable to fulfill due to the hardening of these requirements in the recent years and the changes that were made in US accounting principles in the recent years. Accordingly the Bank has requested from its legal advisors in the USA to act in its name towards receiving an exemption from the aforementioned reporting requirement.

DEVELOPMENT OF REVENUES AND EXPENSES

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 13.5 million in the first half of 2003, compared with NIS 47.6 million in the first half of 2002. The profit from financing operations in the second quarter of 2003 amounted to NIS 5.5 million, compared with NIS 20.5 million in the second quarter of 2002 and NIS 8 million in the first quarter of 2003.

The sharp decline in profit from financing operations derived mainly from the following factors:

- The reduction in the volume of the Bank's financing activity. The average balance of public credit (excluding credit from the State's deposit and guaranteed by the State) amounted to NIS 3,837 million during the first half of 2003, compared with an average of NIS 5,252 million during the first half of 2002.

- Cost of the credit line from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit line from the Bank of Israel. The interest that was set for this credit line is significantly higher than the interest the Bank paid on the deposits which the credit line replaced. The interest on the credit line is the Bank of Israel rate, plus 3%. In respect of deviations from the credit line, the Bank is charged interest at a rate of 48% (adjusted rate of 61%). The interest charged in respect of the credit line for the first half of 2003 amounted to NIS 126 million, NIS 30 million higher than the interest paid on the deposits which the credit line replaced. This additional interest, obviously, reduced the Bank's profit from financing activity.

- The decrease in off-balance sheet activity - Concurrent with the decrease in assets, there was also a decrease in off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 498 million on June 30, 2003, compared with NIS 579 million on December 31, 2002 and NIS 815 on June 30, 2002.

- Termination of the activity of the transaction room - The operation of the Banks' transaction room for customers was discontinued. As a result, during the first half of 2003, there was no income from transactions in respect of derivative financial instruments, compared with income of NIS 9.3 million that was recorded under this item during the first half of 2002.

- An increase in non-income bearing debts - The balance of debts classified as non-income bearing debts amounted to NIS 668 million on June 30, 2003 compared with NIS 598 million at the beginning of 2003, this in comparison with NIS 527 million on June 30, 2002 and NIS 433 million at the beginning of 2002. As a result, the amount of interest and linkage differentials not recorded to financing income for the first half of 2003 was higher than the amount not recorded during the corresponding period of 2002.

- On the other hand, the policy enacted by the Bank of raising the interest on credit has reduced the decrease in income from financing activity deriving from all of the aforementioned factors.

ALLOWANCE FOR DOUBTFUL DEBTS - In the first half of 2003, the allowance amounted to NIS 67.4 million, compared with NIS 176.8 million in the first half of 2002. The specific allowance for doubtful debts amounted to NIS 63.3 million, compared with NIS 170.9 million in the first half of 2002. An expense in an amount of NIS
4.1 million was recorded in respect of the additional allowance for doubtful debts, mainly as a result of the increase in the volume of the debts classified as problematic in general, and non-income bearing debts in particular. The allowance for doubtful debts in the second quarter of 2003 amounted to NIS 48.8 million, compared with NIS 133.9 million in the second quarter of 2002.

As mentioned above, in the first half of 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from restrictions related to the indebtedness of a borrower or borrower group, and to the financing of the acquisition of means of control in corporate entities, all in accordance with the approval received from the Bank of Israel.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                             JUNE 30           JUNE 30        DECEMBER 31
                                                                2003              2002               2002
                                                         -----------       -----------        -----------
Non-income bearing**                                           668.4             527.2              597.6
Restructured (2)                                                39.0             119.8               63.3
Designated for restructuring (3)                                29.2              29.1               17.0
Temporarily in arrears                                         163.6              57.4              132.0
Under special supervision*                                     408.2             581.3              471.1
                                                         -----------       -----------        -----------
Total balance sheet credit to problematic borrowers (1)      1,308.4           1,314.8            1,281.0

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                          164.8              85.1              191.0
Debentures of problematic borrowers                              0.2               0.2                0.2
                                                         -----------       -----------        -----------
Overall credit risk in respect of
 problematic borrowers (1) (4)                               1,473.3           1,400.1            1,472.2
                                                         ===========       ===========        ===========

* Including an amount of NIS 168.3 million in respect of debts for which there is a specific allowance (as of June 30, 2002 - NIS 193.4 million and as of December 31, 2002 - NIS 237.9 million).

** See Note 9 of the financial statements regarding transfer of a debt that in the past was classified as non-income bearing to the securities item.

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates an increase in the volume of debts that are classified as non-income bearing. The interest revenue in respect of these debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME - This income amounted to NIS 9.9 million during the first half of 2003, compared with NIS 6.8 million in the first half of 2002. Operating income amounted to NIS 6.6 million in the second quarter of 2003, compared with NIS 3.9 million in the corresponding quarter of 2002. The increase in income derives mainly from gains on an investment in shares compared with losses in the corresponding periods of 2002.

The income from operating commissions amounted to NIS 5.9 million in the first half of 2003, compared with NIS 9.0 million in the first half of 2002. The decrease reflects the decline in transactions executed by the customers through the Bank.

In the first half of 2003 the gains from investment in shares amounted to NIS
4.0 million, compared with a loss of NIS 2.2 million in the first half of 2002.

OPERATING AND OTHER EXPENSES - These expenses amounted to NIS 31.4 million for the first half of 2003, compared with NIS 43.7 million in the first half of 2002, a decrease of 28%. Salary expenses amounted to NIS 17.9 million, compared with NIS 28.2 million during the first half of 2002, a decrease of 37%. The reduction in salary expenses was affected by the reduction in manpower according to the "Run-Off" plan and the complementing efficiency plan, and by the earnings accrued in the first half of 2003 in the pension and provident funds. The decrease in salary expenses is expected to continue as a result of the continuing process of a reduction in manpower.

The item of "Other operating expenses" amounted to NIS 8.7 million, compared with NIS 8.3 million in the first half of 2002. In most of the expense items there was a significant decrease that was offset by the increase in insurance expenses and legal consultancy fees. In the third quarter of 2003 non-recurring moving expenses to the new offices are expected, as mentioned above.

In the second quarter of 2003 other operating expenses amounted to NIS 14.2 million. This amount is after a reduction of NIS 1.8 million in a provision in respect of the updating of the retirement date of a number of senior executives following the approval of the "Run-Off" plan. Without this reduction the aforementioned expenses amounted to NIS 16.0 million, compared with NIS 21.4 million in the second quarter of 2002.

PROVISION FOR TAXES ON INCOME - The Bank was issued final tax assessments up to and including the 2000 tax year. Due to the closing of the assessments, tax provisions in the amount of NIS 2.7 million were cancelled in the second quarter of 2003.

INCOME FROM OTHER ITEMS - During the first half of 2003, no special income from the Ministry of Finance was included, due to the fact that the Bank stopped distributing dividends, as above. In the first half of 2002 this item included such income from the Ministry of Finance in the amount of NIS 6.5 million.

NET LOSS - In the first half of 2003 the net loss amounted to NIS 72.6 million, compared with a loss of NIS 160.3 million in the first half of 2002, a decrease of 55%.

The net loss in the second quarter of 2003 amounted to NIS 48.2 million, compared with NIS 128.1 million in the second quarter of 2002.

EFFECT OF THE DIFFERENCE BETWEEN THE "CPI FOR THE MONTH" AND THE "KNOWN CPI" ON NET PROFIT - Data regarding the effect on net profit of the difference between the rate of increase during the period in the "CPI for the month" and the rate of increase in the "Known CPI", computed in accordance with the directives of the Supervisor of Banks, is presented below:


                                                           SIX MONTHS ENDED JUNE 30           YEAR ENDED
                                                        -----------------------------        DECEMBER 31
                                                               2003              2002               2002
                                                        -----------       -----------        -----------
                                                                  %                 %                  %
                                                        -----------       -----------        -----------
Rate of increase (decrease) in "CPI for the month"           (0.51)               6.3               6.5
Rate of increase (decrease) in "Known CPI"                   (0.20)               4.8               6.7
                                                        -----------       -----------        -----------
Difference                                                   (0.31)               1.5              (0.2)
                                                        ===========       ===========        ===========

CALCULATION OF THE EFFECT


                                                                               SIX MONTHS ENDED JUNE 30            YEAR ENDED
                                                                            ------------------------------        DECEMBER 31
                                                                                    2003              2002               2002
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------
Reported net loss                                                                 (72.6)           (160.3)            (429.5)
Effect of the difference between the "CPI for the month" and the "Known CPI" on profit from financing operations before
 allowance for doubtful debts                                                      (1.4)              3.3                0.1
Related tax effect                                                                    -                 -               (0.1)
                                                                            ------------      ------------       ------------
Total effect on net loss of difference in indices                                  (1.4)              3.3                  -
                                                                            ------------      ------------       ------------
Loss, after the effect                                                            (74.0)           (157.0)            (429.5)
                                                                            ============      ============       ============


BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - as of June 30, 2003 amounted to NIS 10,900 million, compared with NIS 12,447 million as of December 31, 2002, a decrease of 12%.

SECURITIES - as of June 30, 2003 amounted to NIS 100 million, compared with NIS 73 million as of December 31, 2002. The increase in the balance derives mainly from a customer's debt that was included in credit to the public being reclassified as securities according to a directive of the Supervisor of Banks (see Note 9 of the financial statements).

TOTAL CREDIT TO THE PUBLIC - as of June 30, 2003 amounted to NIS 9,679 million, compared with NIS 11,062 million as of December 31, 2002. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State in the Bank, the balance of which amounted to NIS 6,371 million as of June 30, 2003, compared with NIS 7,022 million as of December 31, 2002. Net of such credit, the credit to the public amounts to NIS 3,308 million as of June 30, 2003, compared with NIS 4,040 million as of December 31, 2002 and NIS 5,312 million as of December 31, 2001. This data reflects a decrease of 18.1% in comparison with December 31, 2002 and of 38% in comparison with December 31, 2001. This decrease was affected by the policy implemented by the Bank to reduce its credit portfolio and by the allowances that were made for doubtful debts in these periods. The balance of credit to the public (net of the aforementioned credit guaranteed by the State) amounted to NIS 3,177 million on August 22, 2003.

DEPOSITS OF THE PUBLIC - amounted to NIS 768 million on June 30, 2003, compared with NIS 1,309 million on December 31, 2002 and in comparison with NIS 3,648 million on June 30, 2002.

DEPOSITS OF THE GOVERNMENT - the balance of Government deposits as of June 30, 2003 amounted to NIS 7,128 million, compared with NIS 7,820 million on December 31, 2002. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,526 million on June 30, 2003, compared with NIS 7,193 million on December 31, 2002. The decrease in the deposits of the Government derives mainly from the erosion of the dollar exchange rate.
Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of June 30, 2003 amounted to NIS 604 million, compared with NIS 627 million as of December 31, 2002.

DEPOSITS FROM THE BANK OF ISRAEL - the balance of these deposits as of June 30, 2003 amounted to NIS 2,156 million. Of this amount, an amount of NIS 2,090 million derived from the extraordinary credit line which the Bank of Israel granted to the Bank.
The balance of the credit line, including accrued interest amounted to NIS 2,151 million. On August 22, 2003, the balance of the credit line amounted to NIS 1,936 million (excluding accrued interest from July 1, 2003).

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 552 million as of June 30, 2003, compared with NIS 618 million as of December 31, 2002. The decrease derives from losses that were recorded in the first half of 2003.

ASSET AND LIABILITY MANAGEMENT POLICY AND FINANCIAL RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary for all types of financial transactions involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the Board of Directors.

Implementation of this policy is deliberated by a team which includes the CEO and members of Management, which usually meets on a weekly basis.

In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the monthly report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the CEO with the participation of members of Management, which meets, as noted above, once a week.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                                     FOREIGN
                                                                    CURRENCY
                            NON-LINKED          CPI-LINKED      DENOMINATED/      NON-MONETARY
                         SHEKEL SECTOR          SECTOR (*)            LINKED             ITEMS       TOTAL
                         -------------          ----------      ------------      ------------       -----
June 30, 2003                  (419.1)               898.7              (0.9)             73.1       551.8
December 31, 2002              (185.1)               717.5              42.7              42.8       617.9

* Including a perpetual deposit with the Treasury (June 30, 2003 - NIS 813.7 million; December 31, 2002 - NIS 811.2 million).

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

Most of the assets and liabilities in the non-linked shekel segment bear variable interest. Regarding assets and liabilities at fixed interest rates, there is a limit regarding the excess of assets bearing fixed interest over fixed interest bearing liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity in each linkage segment (duration). As noted above, the Bank's Board of Directors sets maximum allowable duration for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for management of its assets and liabilities, the Bank executes transactions in financial derivatives.

As a result of the events of the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and today it centers mainly around forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's position exposure.

ORGANIZATIONAL STRUCTURE AND MANPOWER

As of June 30, 2003, on the basis of full-time positions, the Bank employs a staff of 109, compared with 156 employees on December 31, 2002 and 170 employees on December 31, 2001.

As mentioned above, as a result of the "Run-Off" plan and the efficiency plan approved by the Board of Directors, the number of employees is expected to decrease further by the end of 2003 compared with their number on the date of publishing the financial statements. As part of the "Run-Off" plan, the Bank will concentrate its efforts on collections and will cease providing services that have no connection to collecting debts.

During the first half of 2003, the Board of Directors held 7 plenum meetings while its committees held 32 meetings.





-----------------------------                      -----------------------------
Uri Galili                                         Dr. Raanan Cohen
C.E.O.                                             Chairman of the Board
-----------------------------                      -----------------------------


Tel-Aviv, August 26, 2003

                                   Industrial Development Bank of Israel Limited


MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF NIS OF JUNE 2003



                                                                      THREE MONTHS ENDED JUNE 30
                                                    ----------------------------------------------------------
                                                                                2003
                                                    ----------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                      FINANCING             THE            THE
                                                        AVERAGE          INCOME       EFFECT OF      EFFECT OF
                                                    BALANCE (2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                    -----------      ----------     -----------    -----------
                                                             NIS MILLIONS                     %              %
                                                    ---------------------------     -----------    -----------
ISRAELI CURRENCY - NON-LINKED
Assets                                                  1,329.5           40.8            12.85
Effect of derivatives ALM (3)                             690.2           19.7
                                                    -----------      ----------
Total assets                                            2,019.7           60.5                           12.53
                                                    -----------      ----------
Liabilities                                             2,418.7          (80.9)          (14.07)        (14.07)
                                                    -----------      ----------     -----------    -----------
Interest margin                                                                           (1.22)         (1.54)
                                                                                    -----------    -----------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                  1,372.7           23.0             6.87           6.87
                                                    -----------      ----------
Liabilities                                             1,168.5          (13.0)           (4.52)
Effect of derivatives ALM (3)                              33.4           (0.9)
                                                    -----------      ----------
Total liabilities                                       1,201.9          (13.9)                          (4.70)
                                                    -----------      ----------     -----------    -----------
Interest margin                                                                            2.35           2.17
                                                                                    -----------    -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  7,847.1         (405.2)          (19.11)
Effect of derivatives ALM (3)                             163.7            2.5
                                                    -----------      ----------
Total assets                                            8,010.8         (402.7)                         (18.64)
                                                    -----------      ----------
Liabilities                                             7,118.1          420.4            21.61
Effect of derivatives ALM (3)                             820.5           (9.4)
                                                    -----------      ----------
Total liabilities                                       7,938.6          411.0                           19.16
                                                    -----------      ----------     -----------    -----------
Interest margin                                                                            2.50           0.52
                                                                                    -----------    -----------
TOTAL
Monetary assets                                        10,549.3         (341.4)          (12.34)
Effect of derivatives ALM (3)                             853.9           22.2
                                                    -----------      ----------
Total monetary assets generating financing
  income                                               11,403.2         (319.2)                         (10.75)
                                                    -----------      ----------

Monetary liabilities generating financing
  expenses                                             10,705.3          326.5            11.65
Effect of derivatives ALM (3)                             853.9          (10.3)
                                                    -----------      ----------
Total monetary liabilities generating
  financing expenses                                   11,559.2          316.2                           10.50
                                                    -----------      ----------     -----------    -----------
Interest margin                                                                           (0.69)         (0.25)
                                                                                    -----------    -----------



                                                                         THREE MONTHS ENDED JUNE 30
                                                        -----------------------------------------------------------
                                                                                   2002
                                                        -----------------------------------------------------------
                                                                                            RATE OF
                                                                                             INCOME         RATE OF
                                                                                         (EXPENSES)          INCOME
                                                                                                NOT      (EXPENSES)
                                                                                          INCLUDING       INCLUDING
                                                                          FINANCING             THE             THE
                                                            AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                        BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                        -----------      ----------     -----------     -----------
                                                                 NIS MILLIONS                     %               %
                                                        ---------------------------     -----------     -----------
ISRAELI CURRENCY - NON-LINKED
Assets                                                      1,654.2          (30.1)          (7.08)
Effect of derivatives ALM (3)                                 305.9          (10.2)
                                                        -----------      ----------
Total assets                                                1,960.1          (40.3)                          (7.97)
                                                        -----------      ----------
Liabilities                                                 1,851.4           46.0            9.56            9.56
                                                        -----------      ----------     -----------     -----------
Interest margin                                                                               2.48            1.59
                                                                                        -----------     -----------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      1,996.2           (0.1)          (0.02)          (0.02)
                                                        -----------      ----------
Liabilities                                                 1,903.3           (5.7)          (1.20)
Effect of derivatives ALM (3)                                     -               -
                                                        -----------      ----------
Total liabilities                                           1,903.3           (5.7)                          (1.20)
                                                        -----------      ----------     -----------     -----------
Interest margin                                                                              (1.22)          (1.22)
                                                                                        -----------     -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      9,714.1            29.5           1.22
Effect of derivatives ALM (3)                                (305.9)           15.5
                                                        -----------      ----------
Total assets                                                9,408.2            45.0                           1.93
                                                        -----------      ----------
Liabilities                                                 9,276.2           (30.4)         (1.32)
Effect of derivatives ALM (3)                                     -               -
                                                        -----------      ----------
Total liabilities                                           9,276.2           (30.4)                         (1.32)
                                                        -----------      ----------     -----------     -----------
Interest margin                                                                              (0.10)           0.61
                                                                                        -----------     -----------
TOTAL
Monetary assets                                            13,364.5            (0.7)         (0.02)
Effect of derivatives ALM (3)                                     -             5.3
                                                        -----------      ----------
Total monetary assets generating financing
  income                                                   13,364.5             4.6                           0.14
                                                        -----------      ----------

Monetary liabilities generating financing
  expenses                                                 13,030.9             9.9           0.30
Effect of derivatives ALM (3)                                     -               -
                                                        -----------      ----------
Total monetary liabilities generating
  financing expenses                                       13,030.9             9.9                           0.30
                                                        -----------      ----------     -----------     -----------
Interest margin                                                                               0.28            0.44
                                                                                        -----------     -----------


SEE PAGE 21 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF JUNE 2003

                                                                      THREE MONTHS ENDED JUNE 30
                                                    ----------------------------------------------------------
                                                                                2003
                                                    ----------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                      FINANCING             THE            THE
                                                        AVERAGE          INCOME       EFFECT OF      EFFECT OF
                                                    BALANCE (2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                    -----------      ----------     -----------    -----------
                                                             NIS MILLIONS                     %              %
                                                    ---------------------------     -----------    -----------
In respect of options                                                      3.8
Financing commissions and other
 financing income                                                          8.7
Other financing expenses                                                  (4.0)
                                                                     ----------
Earnings from financing operations before
 allowance for doubtful debts                                              5.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                            (48.8)
                                                                     ----------
Loss from financing operations after
 allowance for doubtful debts                                            (43.3)
                                                                     ==========
Other monetary assets                                    911.6
General and supplementary allowance for
 doubtful debts                                          (85.7)
Non-monetary assets                                       56.9
                                                     ----------
Total assets                                          12,286.0
                                                     ==========
Other monetary liabilities                               136.1
Non-monetary liabilities                                   5.9
Capital resources                                        584.8
                                                     ----------
Total liabilities and capital resources               12,286.0
                                                     ==========



                                                                         THREE MONTHS ENDED JUNE 30
                                                        -----------------------------------------------------------
                                                                                   2002
                                                        -----------------------------------------------------------
                                                                                            RATE OF
                                                                                             INCOME         RATE OF
                                                                                         (EXPENSES)          INCOME
                                                                                                NOT      (EXPENSES)
                                                                                          INCLUDING       INCLUDING
                                                                          FINANCING             THE             THE
                                                            AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                        BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                        -----------      ----------     -----------     -----------
                                                                 NIS MILLIONS                     %               %
                                                        ---------------------------     -----------     -----------
In respect of options                                                          2.0
Financing commissions and other
 financing income                                                              7.4
Other financing expenses                                                      (3.4)
                                                                         ----------
Earnings from financing operations before
 allowance for doubtful debts                                                 20.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (133.9)
                                                                         ----------
Loss from financing operations after
 allowance for doubtful debts                                               (113.4)
                                                                         ==========
Other monetary assets                                        897.9
General and supplementary allowance for
 doubtful debts                                              (73.4)
Non-monetary assets                                           51.0
                                                        -----------
Total assets                                              14,240.0
                                                        ===========
Other monetary liabilities                                   162.0
Non-monetary liabilities                                      10.7
Capital resources                                          1,036.4
                                                        -----------
Total liabilities and capital resources                   14,240.0
                                                        ===========



SEE PAGE 21 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                       THREE MONTHS ENDED JUNE 30
                                                     ---------------------------------------------------------
                                                                                2003
                                                     ---------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                       FINANCING            THE            THE
                                                         AVERAGE          INCOME      EFFECT OF      EFFECT OF
                                                     BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                     -----------      ----------    -----------    -----------
                                                              US$ MILLIONS                    %              %
                                                     ---------------------------    -----------    -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  1,770.1            27.5           6.36
Effect of derivatives ALM (3)                              41.4             0.6
                                                     -----------      ----------
Total assets                                            1,811.5            28.1                          6.34
                                                     -----------      ----------
Liabilities                                             1,605.9           (25.3)         (6.46)
Effect of derivatives ALM (3)                             206.0            (2.1)
                                                     -----------      ----------
Total liabilities                                       1,811.9           (27.4)                        (6.19)
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                          (0.10)          0.15
                                                                                    -----------    -----------


                                                                         THREE MONTHS ENDED JUNE 30
                                                         -----------------------------------------------------------
                                                                                    2002
                                                         -----------------------------------------------------------
                                                                                             RATE OF
                                                                                              INCOME         RATE OF
                                                                                          (EXPENSES)          INCOME
                                                                                                 NOT      (EXPENSES)
                                                                                           INCLUDING       INCLUDING
                                                                           FINANCING             THE             THE
                                                             AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                         BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                         -----------      ----------     -----------     -----------
                                                                  US$ MILLIONS                     %               %
                                                         ---------------------------     -----------     -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,971.1            31.8            6.61
Effect of derivatives ALM (3)                                 (64.4)           (0.6)
                                                         -----------      ----------
Total assets                                                1,906.7            31.2                            6.72
                                                         -----------      ----------
Liabilities                                                 1,882.3           (30.6)          (6.66)
Effect of derivatives ALM (3)                                     -               -
                                                         -----------      ----------
Total liabilities                                           1,882.3           (30.6)                          (6.66)
                                                         -----------      ----------     -----------     -----------
Interest margin                                                                               (0.05)           0.06
                                                                                         -----------     -----------

SEE PAGE 21 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF JUNE 2003


                                                                        SIX MONTHS ENDED JUNE 30
                                                     ---------------------------------------------------------
                                                                                2003
                                                     ---------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                       FINANCING            THE            THE
                                                         AVERAGE          INCOME      EFFECT OF      EFFECT OF
                                                     BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                     -----------      ----------    -----------    -----------
                                                              NIS MILLIONS                    %              %
                                                     ---------------------------    -----------    -----------
ISRAELI CURRENCY - NON-LINKED
Assets                                                  1,352.1            66.1          10.02
Effect of derivatives ALM (3)                             732.4            39.8
                                                     -----------      ----------
Total assets                                            2,084.5           105.9                         10.42
                                                     -----------      ----------
Liabilities                                             2,424.0          (131.0)        (11.10)        (11.10)
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                          (1.08)         (0.68)
                                                                                    -----------    -----------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                  1,450.5            33.3           4.64           4.64
                                                     -----------      ----------
Liabilities                                             1,316.7           (19.3)         (2.95)
Effect of derivatives ALM (3)                              16.7            (0.9)
                                                     -----------      ----------
Total liabilities                                       1,333.4           (20.2)                        (3.05)
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                           1.69           1.59
                                                                                    -----------    -----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  8,231.5          (410.0)         (9.71)
Effect of derivatives ALM (3)                             191.0             1.2
                                                     -----------      ----------
Total assets                                            8,422.5          (408.8)                        (9.47)
                                                     -----------      ----------
Liabilities                                             7,400.4           427.7          11.22
Effect of derivatives ALM (3)                             906.7            (7.1)
                                                     -----------      ----------
Total liabilities                                       8,307.1           420.6                          9.87
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                           1.51           0.40
                                                                                    -----------    -----------

TOTAL
Monetary assets                                        11,034.1          (310.6)         (5.55)
Effect of derivatives ALM (3)                             923.4            41.0
                                                     -----------      ----------
Total monetary assets generating financing
income                                                 11,957.5          (269.6)                        (4.46)
                                                     -----------      ----------
Monetary liabilities generating financing
expenses                                               11,141.1           277.4           4.92
Effect of derivatives ALM (3)                             923.4            (8.0)
                                                     -----------      ----------
Total monetary liabilities generating
financing expenses                                     12,064.5           269.4                          4.42
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                          (0.63)         (0.04)
                                                                                    -----------    -----------

                                                                         SIX MONTHS ENDED JUNE 30
                                                       -----------------------------------------------------------
                                                                                  2002
                                                       -----------------------------------------------------------
                                                                                           RATE OF
                                                                                            INCOME         RATE OF
                                                                                        (EXPENSES)          INCOME
                                                                                               NOT      (EXPENSES)
                                                                                         INCLUDING       INCLUDING
                                                                         FINANCING             THE             THE
                                                           AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                       BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                       -----------      ----------     -----------     -----------
                                                                NIS MILLIONS                     %               %
                                                       ---------------------------     -----------     -----------
ISRAELI CURRENCY - NON-LINKED
Assets                                                    1,815.6           (47.0)          (5.12)
Effect of derivatives ALM (3)                               439.2           (12.8)
                                                       -----------      ----------
Total assets                                              2,254.8           (59.8)                          (5.23)
                                                       -----------      ----------
Liabilities                                               2,044.5            74.4            7.14            7.14
                                                       -----------      ----------     -----------     -----------
Interest margin                                                                              2.02            1.91
                                                                                       -----------     -----------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                    1,991.6            11.1            1.11            1.11
                                                       -----------      ----------
Liabilities                                               1,909.7           (15.9)          (1.68)
Effect of derivatives ALM (3)                                   -               -
                                                       -----------      ----------
Total liabilities                                         1,909.7           (15.9)                          (1.68)
                                                       -----------      ----------     -----------     -----------
Interest margin                                                                             (0.57)          (0.57)
                                                                                       -----------     -----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                    9,757.7           487.9           10.25
Effect of derivatives ALM (3)                              (439.2)            4.2
                                                       -----------      ----------
Total assets                                              9,318.5           492.1                           10.84
                                                       -----------      ----------
Liabilities                                               9,261.0          (469.6)         (10.40)
Effect of derivatives ALM (3)                                   -               -
                                                       -----------      ----------
Total liabilities                                         9,261.0          (469.6)                         (10.40)
                                                       -----------      ----------     -----------     -----------
Interest margin                                                                             (0.15)           0.44
                                                                                       -----------     -----------

TOTAL
Monetary assets                                          13,564.9           452.0            6.78
Effect of derivatives ALM (3)                                   -            (8.6)
                                                       -----------      ----------
Total monetary assets generating financing
income                                                   13,564.9           443.3                            6.64
                                                       -----------      ----------
Monetary liabilities generating financing
expenses                                                 13,215.2          (411.1)          (6.32)
Effect of derivatives ALM (3)                                   -               -
                                                       -----------      ----------
Total monetary liabilities generating
financing expenses                                       13,215.2          (411.1)                          (6.32)
                                                       -----------      ----------     -----------     -----------
Interest margin                                                                              0.46            0.32
                                                                                       -----------     -----------

SEE PAGE 21 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited


MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF JUNE 2003

                                                                        SIX MONTHS ENDED JUNE 30
                                                     ---------------------------------------------------------
                                                                                2003
                                                     ---------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                       FINANCING            THE            THE
                                                         AVERAGE          INCOME      EFFECT OF      EFFECT OF
                                                     BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                     -----------      ----------    -----------    -----------
                                                              NIS MILLIONS                    %              %
                                                     ---------------------------    -----------    -----------
In respect of options                                                       5.0
Financing commissions and other
 financing income                                                          16.4
Other financing expenses                                                   (7.7)
                                                                      ----------
Earnings from financing operations before
 allowance for doubtful debts                                              13.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                             (67.4)
                                                                      ----------
Loss from financing operations after
 allowance for doubtful debts                                             (53.9)
                                                                      ==========
Other monetary assets                                     902.3
General and supplementary allowance for
 doubtful debts                                           (84.5)
Non-monetary assets                                        54.9
                                                     -----------
Total assets                                           12,830.2
                                                     ===========
Other monetary liabilities                                159.7
Non-monetary liabilities                                    8.4
Capital resources                                         597.6
                                                     -----------
Total liabilities and capital resources                12,830.2
                                                     ===========


                                                                        SIX MONTHS ENDED JUNE 30
                                                      -----------------------------------------------------------
                                                                                 2002
                                                      -----------------------------------------------------------
                                                                                          RATE OF
                                                                                           INCOME         RATE OF
                                                                                       (EXPENSES)          INCOME
                                                                                              NOT      (EXPENSES)
                                                                                        INCLUDING       INCLUDING
                                                                        FINANCING             THE             THE
                                                          AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                      BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                      -----------      ----------     -----------     -----------
                                                               NIS MILLIONS                     %               %
                                                      ---------------------------     -----------     -----------
In respect of options                                                        9.3
Financing commissions and other
 financing income                                                           13.7
Other financing expenses                                                    (7.7)
                                                                       ----------
Earnings from financing operations before
 allowance for doubtful debts                                               47.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                             (176.8)
                                                                       ----------
Loss from financing operations after
 allowance for doubtful debts                                             (129.2)
                                                                       ==========
Other monetary assets                                      912.5
General and supplementary allowance for
 doubtful debts                                            (72.8)
Non-monetary assets                                         49.6
                                                       ----------
Total assets                                            14,454.2
                                                       ==========
Other monetary liabilities                                 191.7
Non-monetary liabilities                                    11.7
Capital resources                                        1,035.6
                                                       ----------
Total liabilities and capital resources                 14,454.2
                                                       ==========

SEE PAGE 21 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                        SIX MONTHS ENDED JUNE 30
                                                     ---------------------------------------------------------
                                                                                2003
                                                     ---------------------------------------------------------
                                                                                        RATE OF
                                                                                         INCOME        RATE OF
                                                                                     (EXPENSES)         INCOME
                                                                                            NOT     (EXPENSES)
                                                                                      INCLUDING      INCLUDING
                                                                       FINANCING            THE            THE
                                                         AVERAGE          INCOME      EFFECT OF      EFFECT OF
                                                     BALANCE (2)      (EXPENSES)    DERIVATIVES    DERIVATIVES
                                                     -----------      ----------    -----------    -----------
                                                              US$ MILLIONS                    %              %
                                                     ---------------------------    -----------    -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  1,791.9            56.4           6.40
Effect of derivatives ALM (3)                              44.3             0.3
                                                     -----------      ----------
Total assets                                            1,836.2            56.7                          6.27
                                                     -----------      ----------
Liabilities                                             1,611.5           (52.4)         (6.61)
Effect of derivatives ALM (3)                             210.3            (1.6)
                                                     -----------      ----------
Total liabilities                                       1,821.8           (54.0)                        (6.02)
                                                     -----------      ----------    -----------    -----------
Interest margin                                                                          (0.21)          0.25
                                                                                    -----------    -----------

                                                                         SIX MONTHS ENDED JUNE 30
                                                       -----------------------------------------------------------
                                                                                  2002
                                                       -----------------------------------------------------------
                                                                                           RATE OF
                                                                                            INCOME         RATE OF
                                                                                        (EXPENSES)          INCOME
                                                                                               NOT      (EXPENSES)
                                                                                         INCLUDING       INCLUDING
                                                                         FINANCING             THE             THE
                                                           AVERAGE          INCOME       EFFECT OF       EFFECT OF
                                                       BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                       -----------      ----------     -----------     -----------
                                                                US$ MILLIONS                     %               %
                                                       ---------------------------     -----------     -----------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                    2,012.7            65.2            6.58
Effect of derivatives ALM (3)                               (92.4)           (1.4)
                                                       -----------      ----------
Total assets                                              1,920.3            63.8                            6.76
                                                       -----------      ----------
Liabilities                                               1,910.3           (61.8)          (6.57)
Effect of derivatives ALM (3)                                   -               -
                                                       -----------      ----------
Total liabilities                                         1,910.3           (61.8)                          (6.57)
                                                       -----------      ----------     -----------     -----------
Interest margin                                                                              0.01            0.19
                                                                                       -----------     -----------

FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

(5) In view of the implementation of the Directives of the Supervisor of Banks as of January 1, 2003, the data for the first half of 2003 cannot be compared with the data of the first half of 2002.

[KPMG LOGO]


        Somekh Chaikin

        Mail address         Office address           Telephone  972 3 684 8000
        PO Box 609           KPMG Millennium Tower    Fax  972 3 684 8444
        Tel-Aviv 61006       17 Ha'arba'a Street
        Israel               Tel Aviv 61070
                             Israel


The Board of Directors
The Industrial Development Bank of Israel Limited

Dear Sirs,

RE: REVIEW OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited, as of June 30, 2003 and the condensed interim statement of income, and condensed interim statement of changes in shareholders' equity for the three and six month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.




           Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss association.

We would call attention to the following:

A.   Note 1 of the financial statements which deals with:

     1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Further to these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for an extraordinary credit line, while meeting with representatives of the Israeli Government in an attempt to find the means to ensure the Bank's stability. On November 14, 2002, the Bank of Israel granted an interest-bearing extraordinary credit line to the Bank which, in return, placed a floating first degree charge in favor of the Bank of Israel on all of the assets of the Bank except for certain assets. This was done in addition to the subordination of the State's deposits to the public's deposits or to the credit of the Bank of Israel, all as detailed in the aforementioned note.

     2. The decision of the Bank's Board of Directors to adopt a "Run-Off" plan for the supervised sale of the Bank's credit assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously approved by the Board of Directors and decided on by the Prime Minister's Office, the Finance Ministry and the Bank of Israel, and the decision of the Ministerial Committee for Society and Economy (Society and Economy Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the aforementioned note.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 4 of the interim financial statements regarding the minimum capital ratio of the Bank as of June 30, 2003 that has fallen below the minimum of 15% that was set for the Bank by the Bank of Israel, and below the minimum of 9% set by the Supervisor of Banks in its Proper Banking Procedure, as well as regarding Amendment 311 to Proper Banking Procedures (Minimum Capital Ratio) that was published on January 14, 2002 and which may have a significant adverse effect on the minimum capital ratio of the Bank.

C. Note 7 of the interim financial statements regarding the litigation pending against the Bank and its senior officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, as detailed in the note.

The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking institution in its present format.

Somekh Chaikin
Certified Public Accountants (Isr.)


August 26, 2003

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                                                                       JUNE 30
                                                                            ------------------------------        DECEMBER 31
                                                                                    2003              2002               2002
                                                                            ------------      ------------       ------------
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------
ASSETS
Cash and deposits with banks                                                       115.6             292.4              247.0
Securities                                                                          99.6             107.8               72.6
Credit to the public                                                             9,679.1          11,877.4           11,061.8
Credit to governments                                                              136.6             228.0              190.8
Investment in affiliated companies                                                   0.9               0.9                0.9
Fixed assets                                                                         7.3              11.9               10.2
Other assets                                                                        47.2             154.0               52.5
Perpetual deposits with the Israeli Treasury                                       813.7             798.4              811.2
                                                                            ------------      ------------       ------------



                                                                            ------------      ------------       ------------
Total assets                                                                    10,900.0          13,470.8           12,447.0
                                                                            ============      ============       ============


----------------------------------------
Dr. Raanan Cohen - Chairman of the Board


----------------------------------------
Uri Galili - Chief Executive Officer


----------------------------------------
Rimon Shmaya - Comptroller

August 26, 2003



The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited


--------------------------------------------------------------------------------


                                                                                       JUNE 30
                                                                            ------------------------------        DECEMBER 31
                                                                                    2003              2002               2002
                                                                            ------------      ------------       ------------
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                                             768.1           3,647.6            1,309.4
Deposits of banks                                                                2,346.8             735.5            2,505.4
Deposits of the Government                                                       7,128.4           7,964.2            7,820.1
Perpetual deposit                                                                    0.1               0.1                0.1
Capital notes                                                                       27.8              37.4               35.7
Other liabilities                                                                   77.0             219.1              158.4
                                                                            ------------      ------------       ------------
Total liabilities                                                               10,348.2          12,603.9           11,829.1
                                                                            ------------      ------------       ------------
Non-participating shares                                                           309.4             341.1              338.2
Shareholders' equity                                                               242.4             525.8              279.7
                                                                            ------------      ------------       ------------



                                                                            ------------      ------------       ------------
Total liabilities and shareholders' equity                                      10,900.0          13,470.8           12,447.0
                                                                            ============      ============       ============














The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


IN TERMS OF SHEKELS OF JUNE 2003


                                      THREE MONTHS ENDED JUNE 30            SIX MONTHS ENDED JUNE 30            YEAR ENDED
                                   -------------------------------       ------------------------------        DECEMBER 31
                                           2003               2002               2003              2002               2002
                                   ------------       ------------       ------------      ------------       ------------
                                    (UNAUDITED)        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                   ------------       ------------       ------------      ------------       ------------
                                   NIS MILLIONS       NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                   ------------       ------------       ------------      ------------       ------------
Profit from financing
 operations before
 allowance for doubtful
 debts                                     5.5               20.5               13.5              47.6               80.6
Allowance for doubtful
 debts                                    48.8              133.9               67.4             176.8              407.4
                                   ------------       ------------       ------------      ------------       ------------
Loss from financing
 operations after allowance
 for doubtful debts                      (43.3)            (113.4)             (53.9)           (129.2)            (326.8)
                                   ------------       ------------       ------------      ------------       ------------
OPERATING AND OTHER
 INCOME
Operating commissions                      2.9                4.4                5.9               9.0               16.5
Gains (losses) from
 investments in shares                     3.7               (0.5)               4.0              (2.2)              (4.3)
                                   ------------       ------------       ------------      ------------       ------------
Total operating and other
 income                                    6.6                3.9                9.9               6.8               12.2
                                   ------------       ------------       ------------      ------------       ------------
OPERATING AND OTHER
 EXPENSES
Salaries and related
 expenses                                  8.6               13.2               17.9              28.2               50.3
Expenses in respect of
 employee retirement                      (1.8)                 -               (1.8)                 -              36.2
Maintenance and
 depreciation of premises
 and equipment                             3.2                3.7                6.6               7.2               14.9
Other expenses                             4.2                4.5                8.7               8.3               20.0
                                   ------------       ------------       ------------      ------------       ------------
Total operating and other
 expenses                                 14.2               21.4               31.4              43.7              121.4
                                   ------------       ------------       ------------      ------------       ------------
Operating loss before
 taxes on income                         (50.9)            (130.9)             (75.4)           (166.1)            (436.0)
Tax provision (tax
 benefit) on operating loss               (2.7)               0.5               (2.7)               0.2              (0.4)
                                   ------------       ------------       ------------      ------------       ------------
Operating loss after taxes
 on income                               (48.2)            (131.4)             (72.7)           (166.3)            (435.6)
                                   ------------       ------------       ------------      ------------       ------------
OTHER ITEMS
Special income from the
 Israeli Treasury, net                       -                3.3                  -               6.5                6.5
Equity in losses of an
 affiliate, net of related                   -                  -                  -             (0.5)               (0.5)
tax
Capital gain, net                            -                  -                0.1                 -                0.1
                                   ------------       ------------       ------------      ------------       ------------
Total income from other
 items                                       -                3.3                0.1               6.0                6.1
                                   ------------       ------------       ------------      ------------       ------------
NET LOSS FOR THE PERIOD                  (48.2)            (128.1)             (72.6)           (160.3)            (429.5)
                                   ============       ============       ============      ============       ============


The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                      THREE MONTHS ENDED JUNE 30             SIX MONTHS ENDED JUNE 30           YEAR ENDED
                                    ------------------------------        -----------------------------        DECEMBER 31
                                           2003               2002               2003              2002               2002
                                    -----------        -----------        -----------       -----------          ---------
                                    (UNAUDITED)        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                    -----------        -----------        -----------       -----------          ---------
                                            NIS                NIS                NIS               NIS                NIS
                                    -----------        -----------        -----------       -----------          ---------
NET LOSS PER AN AMOUNT
 EQUAL TO US$1 OF THE
 PAR VALUE OF -
"C", "CC" and "CC1"
 preference shares                       (0.83)             (2.18)             (1.25)            (2.71)             (7.33)
"A" ordinary shares                      (0.83)             (2.25)             (1.25)            (2.86)             (7.47)
Preferred ordinary shares                (0.83)             (2.25)             (1.25)            (2.86)             (7.47)










The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited


STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                                     THREE MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
                                ----------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                                                          FROM
                                                  ACCUMULATED     ACCUMULATED     PRESENTATION
                                                DIFFERENCE ON   DIFFERENCE ON               OF
                                SHARE CAPITAL  TRANSLATION OF     TRANSLATION    AVAILABLE FOR                           TOTAL
                                  AND PREMIUM   DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES     ACCUMULATED   SHAREHOLDERS'
                                    ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE            LOSS          EQUITY
                                -------------  --------------   -------------  ---------------     -----------   -------------
                                                                        NIS MILLIONS
                                ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF
 THE PERIOD                           1,216.2         (707.3)           176.4              8.1         (432.6)          260.8
Net loss for the period                     -              -                -                -          (48.2)          (48.2)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                      -              -                -              0.7              -             0.7
Translation differences
 relating to a perpetual
 deposit                                    -              -             29.1                -              -            29.1
                                -------------  --------------   -------------   --------------     -----------   -------------
BALANCE AS OF JUNE 30,
 2003                                 1,216.2         (707.3)           205.5              8.8         (480.8)          242.4
                                =============  ==============   =============   ==============     ===========   =============

                                                     THREE MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
                                ----------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                                                          FROM
                                                  ACCUMULATED     ACCUMULATED     PRESENTATION
                                                DIFFERENCE ON   DIFFERENCE ON               OF
                                SHARE CAPITAL  TRANSLATION OF     TRANSLATION    AVAILABLE FOR                           TOTAL
                                  AND PREMIUM   DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES     ACCUMULATED   SHAREHOLDERS'
                                    ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE            LOSS          EQUITY
                                -------------  --------------   -------------  ---------------     -----------   -------------
                                                                        NIS MILLIONS
                                ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF
 THE PERIOD                           1,216.2         (707.3)          159.5              2.1            (7.6)          662.9
Net loss for the period                     -              -               -                -          (128.1)         (128.1)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                      -              -               -             (4.2)              -            (4.2)
Related tax effect                          -              -               -             (0.4)                           (0.4)
Translation differences
 relating to a perpetual
 deposit                                    -              -            (1.1)               -               -            (1.1)
Interim dividend on:
 - preference shares                        -              -               -                -            (3.3)           (3.3)
                                -------------  --------------   -------------   --------------     -----------   -------------
BALANCE AS OF JUNE 30,
 2002                                 1,216.2         (707.3)          158.4             (2.5)         (139.0)          525.8
                                =============  ==============   =============   ==============     ===========   =============





The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                                      SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
                                ----------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                                                          FROM
                                                  ACCUMULATED     ACCUMULATED     PRESENTATION
                                                DIFFERENCE ON   DIFFERENCE ON               OF
                                SHARE CAPITAL  TRANSLATION OF     TRANSLATION    AVAILABLE FOR                           TOTAL
                                  AND PREMIUM   DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES     ACCUMULATED   SHAREHOLDERS'
                                    ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE            LOSS          EQUITY
                                -------------  --------------   -------------  ---------------     -----------   -------------
                                                                        NIS MILLIONS
                                ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF
 THE PERIOD (AUDITED)                 1,216.2         (707.3)           174.1              4.9         (408.2)          279.7
Net loss for the period                     -              -                -                -          (72.6)          (72.6)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                      -              -                -              3.9              -             3.9
Translation differences
 relating to a perpetual
 deposit                                    -              -             31.4                -              -            31.4
                                -------------  --------------   -------------   --------------     -----------   -------------
BALANCE AS OF JUNE 30,
 2003                                 1,216.2         (707.3)           205.5              8.8         (480.8)          242.4
                                =============  ==============   =============   ==============     ===========   =============

                                                      SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
                                ----------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                                                          FROM
                                                  ACCUMULATED     ACCUMULATED     PRESENTATION
                                                DIFFERENCE ON   DIFFERENCE ON               OF        RETAINED
                                SHARE CAPITAL  TRANSLATION OF     TRANSLATION    AVAILABLE FOR        EARNINGS           TOTAL
                                  AND PREMIUM   DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES    (ACCUMULATED   SHAREHOLDERS'
                                    ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE           LOSS)          EQUITY
                                -------------  --------------   -------------  ---------------    ------------   -------------
                                                                        NIS MILLIONS
                                ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF
 THE PERIOD (AUDITED)                 1,216.2         (707.3)          175.0              4.8            27.8           716.5
Net loss for the period                     -              -               -                -          (160.3)         (160.3)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                      -              -               -             (7.3)              -            (7.3)
Translation differences
 relating to a perpetual
 deposit                                    -              -           (16.6)               -               -           (16.6)
Interim dividend on:
 - preference shares                        -              -               -                -            (6.5)           (6.5)
                                -------------  --------------   -------------   --------------     -----------   -------------
BALANCE AS OF JUNE 30,
 2002                                 1,216.2         (707.3)          158.4             (2.5)         (139.0)          525.8
                                =============  ==============   =============   ==============     ===========   =============



The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                                           YEAR ENDED DECEMBER 31, 2002 (AUDITED)
                                ----------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                                                          FROM
                                                  ACCUMULATED     ACCUMULATED     PRESENTATION
                                                DIFFERENCE ON   DIFFERENCE ON               OF        RETAINED
                                SHARE CAPITAL  TRANSLATION OF     TRANSLATION    AVAILABLE FOR        EARNINGS           TOTAL
                                  AND PREMIUM   DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES    (ACCUMULATED   SHAREHOLDERS'
                                    ON SHARES         DEPOSIT         DEPOSIT    AT FAIR VALUE           LOSS)          EQUITY
                                -------------  --------------   -------------  ---------------     -----------   -------------
                                                                        NIS MILLIONS
                                ----------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF
 YEAR                                 1,216.2         (707.3)          175.0               4.8           27.8           716.5
Net loss for the year                       -              -               -                 -         (429.5)         (429.5)
Adjustments from
 presentation of available
 for sale securities at fair
 value                                      -              -               -               0.1              -             0.1
Translation differences
 relating to a perpetual
 deposit                                    -              -            (0.9)                -              -            (0.9)
Dividend on preference
 shares                                     -              -               -                 -           (6.5)           (6.5)
                                -------------  --------------   -------------   --------------     -----------   -------------
BALANCE AS OF
 DECEMBER 31, 2002                    1,216.2         (707.3)          174.1               4.9         (408.2)          279.7
                                =============  ==============   =============   ==============     ===========   =============












The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 -- WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

     THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, also the Board of Directors of the Bank resolved to approve the sale of the Bank's banking activity.

     On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

     In light of the difficulties that arose with regard to selling the asset and liability portfolio of the Bank "all or nothing", on July 29, 2003, the Ministerial Committee for Society and Economy (Society and Economy Cabinet) decided to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

     o The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor of Bank of Israel regarding his agreement to continue to put a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 -- WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     o The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

     o If 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider reducing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the asset and liability portfolio of the Bank, "all or nothing" or by other sale methods, along with implementation of the plan.

     In the decision it was indicated that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.

     EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

     On September 9, 2002, the Governor notified the Bank of his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

     o The Bank will be able to obtain extraordinary credit from the Bank of Israel to the extent necessary to bridge the Bank's liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

     o In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

     o The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. Since then, a number of reductions have been made in the "Bank of Israel rate" and, on June 30, 2003, the rate was 7.5% per annum.

     o The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 -- WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     o The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

     On September 10, 2002, the Bank's Board of Directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of the pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

     On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

     On November 14, 2002, the extraordinary credit line was actually granted to the Bank and the Bank signed a debenture in favor of Bank of Israel. The amount of the framework at that date was set at NIS 2.2 billion.

     As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

     -- Loans and credits under State guarantee at a total balance sheet value, as of June 30, 2003, of NIS 6.4 billion.
     -- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.
     -- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

     For further information regarding the pledge, see Note 17 to the financial statements of the Bank as of December 31, 2002.

     During the period since January 1, 2003, the Bank has at times overextended itself beyond the credit line (i.e., the amount used exceeded the approved credit line) and/or had deficits in respect of its liquidity requirements held with the Bank of Israel. In respect of these deviations and deficits, the Bank was charged interest by the Bank of Israel at an annual rate of 48% (adjusted interest - 61%). The amount of interest charged to the Bank in respect of the first half of 2003 was NIS 1.1 million.

     The total amount of interest to the Bank of Israel included in the Bank's expenses (including in respect of the aforementioned deficits and deviations) in the first half of 2003 was NIS 125.6 million. Of this amount, NIS 30 million was for interest in excess of the "Bank of Israel rate".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 -- WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     The balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of June 30, 2003, was NIS 2,090 million. On August 22, 2003, the balance was NIS 1,936 million (not reviewed).

     The extraordinary credit line, which was originally placed at the disposal of the Bank until May 10, 2003, was extended a number of times by the Governor of Bank of Israel until the Government makes it decision on the affairs of the Bank.

     As aforementioned, on July 29, 2003 the Government decided to adopt the "Run-Off" plan according to which, inter alia, the credit line is to be extended by the Governor by an additional 36 months. The Bank is expected to soon receive from Bank of Israel a letter arranging the credit line according to the decision of the Government to adopt the "Run-Off" plan.

     THE RUN-OFF PLAN

     As mentioned above, at its meeting of February 27, 2003, the Board of Directors adopted the principles of a proposed "Run-Off" plan prepared by outside consultants. This decision was made after it became clear that the prior decision of the Board of Directors to sell the Bank's asset and liability portfolio as an "all or nothing" sale is meeting difficulties and is unfeasible. The components of the "Run-Off" plan include, among other things, a supervised sale of the Bank's credit assets by the end of 2006 by way of collection of some of the credit and a segmented sale of some of the other credit, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

     In addition, the Board of Directors also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit.

     As part of the implementation of the "Run-Off" plan, the Bank has already reduced and/or ceased activities it previously conducted. The Bank had significantly reduced its foreign currency and foreign trade activity, or is about to cease the following activities: maintenance of a transaction room (for customers), maintenance of current accounts and securities accounts (for private customers), making grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 1 -- WORSENING LIQUIDITY SITUATION, THE CREDIT LINE FROM THE BANK OF ISRAEL, THE RUN-OFF PLAN, AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of June 30, 2003 was NIS 768 million, compared with NIS 3,648 million on June 30, 2002, and NIS 1,309 million on December 31, 2002. On August 22, 2003, the balance amounted to NIS 773 million (not reviewed).

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.


NOTE 2 -- ACCOUNTING POLICY

     A. The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2002, except for the changes detailed below. These financial statements should be read in conjunction with the annual financial statements as of December 31, 2002 and for the year then ended, together with their accompanying notes.

          The financial statements are adjusted for changes in the general purchasing power of the Israeli currency, on the basis of the Consumer Price Index for June 2003.

     B. On January 17, 2000, the Supervisor of Banks issued a directive regarding "accounting for derivative instruments and hedging transactions" (hereinafter - "the Directive") which was based on the guidelines stipulated in U.S. accounting standard FAS 133, "Accounting Principles and Reporting of Derivative Instruments", including certain derivative instruments embedded into other contracts (hereinafter - "hosting contracts") and regarding hedging activities. The effective date for implementation of the Directive was set for the quarter ended March 31, 2002.

          In June 2000, FAS 138 was issued, amending the principles stipulated in FAS 133 regarding measurement and disclosure of derivative financial instruments and hedging activities. To adjust the directives of the circular to the accounting principles as stipulated in FAS 138, the Supervisor of Banks issued corrections to the Directive on January 1, 2001.

          On February 18, 2002, the Supervisor of Banks issued a directive postponing the effective date of the Directive to the quarter ending March 31, 2003.

          Commencing on January 1, 2003, the Bank implemented the directives of the Supervisor regarding derivative instruments and hedging activities. Implementation of the directives has no material effect on the Bank's financial position.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 2 -- ACCOUNTING POLICY (CONT'D)

     C. In February 2003, the Israel Accounting Standards Board issued Standard No. 15, which deals with a decline in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that the assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The standard also stipulates principles of presentation and disclosure regarding assets which have declined in value. The Bank started implementing the standard in its financial statements as of January 1, 2003. Such implementation will have no material effect on the results of operations, the financial position or the cash flows of the Bank.


     D. In accordance with Accounting Standard No. 12 regarding discontinuance of adjusting financial statements for inflation, as of January 1, 2003 the adjustment of the financial statements for the effects of changes in the general purchasing power of the Israeli currency is to be discontinued.

          In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank will continue to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 will serve as the basis for the reporting in nominal terms as of January 1, 2004. Implementation of Standard No. 12 may have a material impact on the reported results of operations of the Bank. The extent of such impact is dependent on the rate of inflation, the composition of the Bank's assets, and its sources of finance.


NOTE 3 -- EXEMPTION FROM INCREASING THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

     According to Directive 315 of the Directives for Proper Banking Procedures, a banking institution must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio (hereinafter - the "aforementioned capital"). These limits include, among other things, a limit on the indebtedness of an individual borrower or a borrower group, and limits on the indebtedness in respect of the financing of the acquisition of means of control.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 3 -- EXEMPTION FROM INCREASING THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS (CONT'D)

     The Directives for Proper Banking Procedures also stipulate that the aforementioned capital is comprised of (among other things) "first-tier" capital and "second-tier" capital, and in determining the aforementioned capital, "second-tier" capital that exceeds "first-tier" capital shall not be taken into consideration. Due to the sharp decrease in the Bank's "first-tier capital", a large portion of the Bank's "second-tier" capital remains unutilized (thus, as of June 30, 2003, NIS 497.3 million of the total amount of NIS 539.6 million "second-tier" remains unutilized), and the aforementioned capital reached an amount of only NIS 84.6 million as of June 30, 2003. As a result, the amounts of many of the borrowers' debts with the Bank considerably exceed the amounts of the aforementioned limits.

     The Bank petitioned the Bank of Israel with a request to exempt the Bank from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits, or to recognize the Bank's entire "second-tier capital" for purposes of calculating the limits.

     On May 28, 2003, the Supervisor of Banks notified the Bank that, taking into consideration the expected Government decision regarding the Bank's affairs, he exempted the Bank from the requirement to increase the additional allowance for doubtful debts (under the aforementioned Directive no. 315) in its interim financial statements as of March 31, 2003, in respect of deviations from the indebtedness limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

     On August 21, 2003 the Supervisor of Banks announced that further to the decision of the Government on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the extraordinary credit line of Bank of Israel, he once more agrees to the Bank not increasing in its interim financial statements as of June 30, 2003, the additional allowance for doubtful debts in respect of the aforementioned deviations from debt limits.

     Accordingly, in the Bank's financial statements as of March 31, 2003 and as of June 30, 2003, the Bank did not increase the additional allowance for doubtful debts in respect of deviations from these limits. As of June 30, 2003, the additional allowance in respect of these deviations amounted to NIS 6.9 million, identical to the balance as of December 31, 2002. Please note that had the Bank been required to make an additional allowance in respect of these deviations, it would have had a material impact on the results of operations as reported in the Bank's financial statements as of June 30, 2003.


NOTE 4 -- CAPITAL ADEQUACY

     On June 30, 2003, the Bank's minimum capital ratio was 2.23%, compared with 2.86% on December 31, 2002, and with the 15% stipulated for the Bank by the Bank of Israel. The minimum capital ratio stipulated by the Supervisor of Banks in its Proper Banking Procedures is 9%.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 4 -- CAPITAL ADEQUACY (CONT'D)

     On January 14, 2002, Bank of Israel issued an amendment to Directive No. 311 "Minimal Capital Ratio". The new directive changed the definitions related to second-tier capital. The Bank's position is that all its second-tier capital according to the definitions that were in effect until the new directive was published, complies also with the definitions in the new directive and therefore it can be continued to be considered second-tier capital. If the second-tier capital which is currently included in the calculation of the Bank's minimum capital ratio (according to the Bank) is not recognized under the new definitions, there will be a reduction in the Bank's minimum capital ratio. At the beginning of 2002, the Bank petitioned the Bank of Israel with a request to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto, and the Bank continues to present its minimum capital ration in accordance with its present understanding, as above.


NOTE 5 -- CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares, was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters for which the last interim financial statements were issued reflected a loss.

     The Bank ended the years 2001 and 2002 with a loss and as from the financial statements for the first quarter of 2002 the Bank has had no profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 5 -- CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES (CONT'D)

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.
     o    Non-existence of distributable profits under the Companies Law.
     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.
     o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.
     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervision of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

     In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 5 -- CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES (CONT'D)

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or in liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Regardless of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained.

     The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 37.6 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which also was not recorded, in the financial statements. Of this amount, an amount of NIS 8.7 million is in respect of the second quarter of 2003 and an amount of NIS 17.4 million is in respect of the first half of 2003.


NOTE 6 -- NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

     During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank
     - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The value of the public's holdings in those shares, as of June 30, 2003, amounted to NIS 1.9 million. The number of ordinary preferred shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares.


NOTE 7 -- LEGAL CLAIMS

     A. In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim in an amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy, the quality thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurance company that the suit was filed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 7 -- LEGAL CLAIMS (CONT'D)

     A.   (cont'd)

          The insurance company has not yet confirmed that the Company's policy for directors and senior officers covers this derivative suit that was filed against the aforementioned senior officers. The suit and representation of the defendants (including the Bank) has been handed over to legal counsel. The defendants filed a request to have the suit summarily dismissed, but the request has not yet been deliberated. In the opinion of the Bank's legal counsel, it is currently impossible to evaluate the chances of the derivative suit. As a result, no provision was made for this suit in the financial statements.

     B. In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the nineties claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank has delegated its attorney to handle the suit on its behalf. At this early stage of the proceedings, the Bank's legal counsel cannot evaluate the chances of the suit. Therefore, no provision has been made in respect of the suit in the financial statements.

     C. In October 2002, a class-action suit was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class-action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company that the suit was filed. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers. The Bank has delegated its attorney to handle the suit and the petition to have the suit recognized as a class action. On March 16, 2003, the Banks filed its response with the court, in which it requested to reject the petition without the need to deliberate the merits of the case. In the opinion of the Bank's legal counsel, it is not possible, at present, to estimate the chances of success of the class action and the petition to have it recognized as such. As a result, no provision has been made in the financial statements in respect of this suit.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 7 -- LEGAL CLAIMS (CONT'D)

     D. A suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was US$ 18,666,711. According to the plaintiff's brief, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

     E. The Bank was served with a "third party "notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is in a preliminary stage in the proceedings, which makes it difficult to make a definitive evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice, and therefore did not include a provision with respect to the said third-party notice.

     F. The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with events which recently occurred in the Bank.

     G. There are a number of other pending monetary suits in the total amount of NIS 2 million that have been filed in court against the Bank. In light of there being an indemnification arrangement and/or insurance with respect to part of the suits and the difficulty of the Bank's legal counsel to evaluate the chances of these other claims at this stage, no provisions were recorded on the books of the Bank in respect of such claims.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 8 -- INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     A. On August 8, 2002, further to the approvals of the audit committee and the Board of Directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. The types of events include, among other things, realization of pledges, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the CPI of March 2002 according to the base index published in respect of March 2002. In May 2003, the audit committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional director who completed his service in the Bank prior to July 11, 2002.

     B. Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty of care of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

     C. Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445.4 million), linked to the CPI of September 2002 according to the base index published in respect of September 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 8 -- INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT'D)

     D. In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs "B" and "C" above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

     E. On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in an amount of NIS 295 million, filed against the Bank and them in February 2003, the details of which are presented in Note 7B.


NOTE 9 -- CLASSIFICATION OF A CUSTOMER DEBT TO SECURITIES

     In accordance with the letter of the Supervisor of Banks dated July 15, 2003 (hereinafter - the directive) with respect to a debt of a customer who was appointed a receiver for the purpose of realizing shares pledged to the Bank, it was determined that it is no longer appropriate to continue to treat the said debt balance that is intended to be repaid by the sale of the shares by the receiver, as if it is a credit balance, and therefore these shares are to be classified as "available for sale securities" and be stated at their market value as at June 30, 2003.

     In accordance with the directive, these shares are stated at their market value as at June 30, 2003 in the amount of NIS 23.5 million under the item of available for sale securities.

     In light of the customer's inability to repay the loan, the Bank had in the past classified the debt of the customer as a non-income bearing debt and had made the provisions required from such a classification. The additional allowance for doubtful debts that was recorded in respect of this debt due to its classification as a non-income bearing debt was not cancelled, regardless of the said change in presentation, and it was classified under other liabilities.

     In accordance with the directive of the Supervisor of Banks, beginning from June 30, 2003 these shares will be presented and measured according to the directives of the Supervisor of Banks regarding reporting to the public, which refer to available for sale securities.


NOTE 10 -- TAX ASSESSMENTS

     The Bank was issued final tax assessments up to and including the 2000 tax year. Following the closing of the assessments, provisions for tax in the amount of NIS 2.7 million were cancelled in the second quarter of 2003.

                               The Industrial Development Bank of Israel Limited

APPENDIX A -- PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE
              FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------


IN TERMS OF SHEKELS OF JUNE 2003

                                                  FOR THE THREE                  FOR THE SIX
                                              MONTHS ENDED JUNE 30          MONTHS ENDED JUNE 30
                                           ---------------------------   ---------------------------
                                                   2003           2002           2003           2002
                                           ------------   ------------   ------------   ------------
                                           NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                           ------------   ------------   ------------   ------------
                                                   (UNAUDITED)                   (UNAUDITED)
A.   IN RESPECT OF ASSETS
     From credit to the public                (330.8)          (1.6)        (298.7)         437.5
     From credit to governments                 (8.4)           3.7           (9.9)           9.5
     From deposits with the Bank of Israel      (0.8)          (1.9)          (0.2)          (1.0)
     From deposits with banks                   (1.9)           0.5           (2.7)           7.6
     From debentures                             0.5           (1.4)           0.9           (1.6)
                                             -------        -------        -------        -------
                                              (341.4)          (0.7)        (310.6)         452.0
                                             -------        -------        -------        -------
B.   IN RESPECT OF LIABILITIES
     On deposits of the public                  (6.7)          29.7          (14.2)          10.4
     On deposits of the Government             394.4          (16.9)         398.2         (389.1)
     On deposits of the Bank of Israel         (74.4)           0.1         (121.0)           0.2
     On deposits of banks                       13.2           (3.0)          14.4          (32.6)
                                             -------        -------        -------        -------
                                               326.5            9.9          277.4         (411.1)
                                             -------        -------        -------        -------
C.   IN RESPECT OF DERIVATIVE FINANCIAL
        INSTRUMENTS
     Commission from brokerage
        transactions involving risk               --            2.0             --            9.3
     Income (expenses) net in respect of
        financial derivatives ALM               15.7            5.3           38.0           (8.6)
                                             -------        -------        -------        -------
                                                15.7            7.3           38.0            0.7
                                             -------        -------        -------        -------
D.   OTHER
     Commissions from financing
        transactions                             4.0            4.8            9.3           11.0
     Collection of interest on problematic
        debts                                    0.9             --            1.4             --
     Other financing income                      3.8            2.6            5.7            2.7
     Other financing expenses                   (4.0)          (3.4)          (7.7)          (7.7)
                                             -------        -------        -------        -------
                                                 4.7            4.0            8.7            6.0
                                             -------        -------        -------        -------
TOTAL OPERATING PROFIT FROM
 FINANCING ACTIVITIES BEFORE ALLOWANCE FOR
 DOUBTFUL DEBTS                                  5.5           20.5           13.5           47.6
                                             =======        =======        =======        =======

                               The Industrial Development Bank of Israel Limited

APPENDIX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------


IN TERMS OF SHEKELS OF JUNE 2003

                                              FOR THE THREE MONTHS ENDED JUNE 30 2003 (UNAUDITED)
                              -----------------------------------------------------------------------------------
                                  SPECIFIC  SUPPLEMENTARY                    SPECIFIC  SUPPLEMENTARY
                                 ALLOWANCE      ALLOWANCE                   ALLOWANCE      ALLOWANCE
                                       (*)           (**)         TOTAL           (*)          (**)          TOTAL
                              ------------  -------------  ------------  ------------  -------------  ------------
                              NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                              ------------  -------------  ------------  ------------  -------------  ------------
BALANCE OF ALLOWANCE AT
   THE BEGINNING OF THE
   PERIOD                        629.6           85.4         715.0         290.5           74.4        364.9
                                ------         ------        ------        ------         ------       ------
Allowance provided
   during the period              50.0            2.4          52.4         129.2            5.3        134.5
Reduction of allowance            (3.5)          (0.1)         (3.6)           --           (0.6)        (0.6)
                                ------         ------        ------        ------         ------       ------
Amount charged to
   statement of income            46.5            2.3          48.8         129.2            4.7        133.9
                                ------         ------        ------        ------         ------       ------

Debts written off and
   transferred                    (7.4)            --          (7.4)         (1.9)            --         (1.9)
Inflationary erosion and
   adjustment of balances          8.2             --           8.2         (10.8)            --        (10.8)
                                ------         ------        ------        ------         ------       ------
BALANCE OF ALLOWANCE AT
   THE END OF THE PERIOD         676.9           87.7         764.4         407.0           79.1        486.1
                                ======         ======        ======        ======         ======       ======
INCLUDING ALLOWANCE NOT
   DEDUCTED FROM CREDIT TO
   THE PUBLIC                       --            0.9           0.9          18.2             --         18.2
                                ======         ======        ======        ======         ======       ======

                                               FOR THE SIX MONTHS ENDED JUNE 30 2003 (UNAUDITED)
                              -----------------------------------------------------------------------------------
                                  SPECIFIC  SUPPLEMENTARY                    SPECIFIC  SUPPLEMENTARY
                                 ALLOWANCE      ALLOWANCE                   ALLOWANCE      ALLOWANCE
                                       (*)           (**)         TOTAL           (*)          (**)          TOTAL
                              ------------  -------------  ------------  ------------  -------------  ------------
                              NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                              ------------  -------------  ------------  ------------  -------------  ------------
BALANCE OF ALLOWANCE AT
   THE BEGINNING OF THE
   PERIOD (AUDITED)              626.0           83.6         709.6         254.4           73.2        327.6
                                ------         ------        ------        ------         ------       ------
Allowance provided
   during the period              67.2            5.0          72.2         171.1            9.7        180.8
Reduction of allowance            (3.9)          (0.9)         (4.8)           --           (3.8)        (3.8)
Collection of debts written
   off in previous years            --             --            --          (0.2)            --         (0.2)
                                ------         ------        ------        ------         ------       ------
Amount charged to
   statement of income            63.3            4.1          67.4         170.9            5.9        176.8
                                ------         ------        ------        ------         ------       ------

Debts written off and
   transferred                   (15.8)            --         (15.8)         (1.9)            --         (1.9)
Inflationary erosion and
   adjustment of balances          3.4             --           3.4         (16.4)            --        (16.4)
                                ------         ------        ------        ------         ------       ------
BALANCE OF ALLOWANCE AT
   THE END OF THE PERIOD         676.9           87.7         764.6         407.0           79.1        486.1
                                ======         ======        ======        ======         ======       ======
INCLUDING ALLOWANCE NOT
   DEDUCTED FROM CREDIT TO
   THE PUBLIC                       --            0.9           0.9          18.2             --         18.2
                                ======         ======        ======        ======         ======       ======

------------
(*) Not including allowance for interest on non-income bearing credit. (**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

APPENDIX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------


IN TERMS OF SHEKELS OF JUNE 2003

                                                           JUNE 30, 2003 (UNAUDITED)
                              -----------------------------------------------------------------------------------
                                                          FOREIGN CURRENCY OR LINKED
                                   ISRAELI CURRENCY                 THERETO
                              --------------------------  --------------------------
                                               LINKED TO            US         OTHER  NON-MONETARY
                                  UNLINKED       THE CPI        DOLLAR    CURRENCIES         ITEMS         TOTAL
                              ------------  ------------  ------------  ------------  ------------  ------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                              ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Cash and deposits
   with banks                       40.9         32.9           33.8           8.0            --         115.6
Securities                           1.9         28.1            1.9            --          67.7          99.6
Credit to the public             1,237.7      1,193.2        7,056.3         191.9            --       9,679.1
Credit to governments                0.5         28.9           76.2          31.0            --         136.6
Investment in affiliates              --           --            0.9            --            --           0.9
Fixed assets                          --           --             --            --           7.3           7.3
Other assets                        38.6           --            3.4           3.2           2.0          47.2
Perpetual deposits with
   the Israeli Treasury               --        813.7             --            --            --         813.7
                                --------     --------       --------      --------      --------      --------
Total assets                     1,319.6      2,096.8        7,172.5         234.1          77.0      10,900.0
                                --------     --------       --------      --------      --------      --------
LIABILITIES
Deposits of the public             239.9        409.9          104.1          14.2            --         768.1
Deposits of banks                2,156.5         23.3          135.7          31.3            --       2,346.8
Deposits of the Government            --        604.3        6,524.1            --            --       7,128.4
Perpetual deposit                    0.1           --             --            --            --           0.1
Capital notes                         --           --           27.8            --            --          27.8
Other liabilities                    5.7         65.6            1.7           0.1           3.9          77.0
                                --------     --------       --------      --------      --------      --------
Total liabilities                2,402.2      1,103.1        6,793.4          45.6           3.9      10,348.2
                                --------     --------       --------      --------      --------      --------

Difference                      (1,082.6)       993.7          379.1         188.5          73.1         551.8

Forward transactions, net          634.5        (95.0)        (360.7)       (178.8)           --            --
In the money options, net
   (in terms of base asset)         29.0           --          (29.0)           --            --            --
                                --------     --------       --------      --------      --------      --------
Total                              419.1        898.7          (10.6)          9.7          73.1         551.8
                                ========     ========       ========      ========      ========      ========
In the money options, net
   (discounted par value)           29.0           --          (29.0)           --            --            --
                                ========     ========       ========      ========      ========      ========

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF JUNE 2003

                                                           JUNE 30, 2002 (UNAUDITED)
                              -----------------------------------------------------------------------------------
                                                          FOREIGN CURRENCY OR LINKED
                                   ISRAELI CURRENCY                THERETO
                              --------------------------  --------------------------
                                               LINKED TO            US         OTHER  NON-MONETARY
                                  UNLINKED       THE CPI        DOLLAR    CURRENCIES         ITEMS         TOTAL
                              ------------  ------------  ------------  ------------  ------------  ------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                              ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Cash and deposits
   with banks                       32.0          36.1         193.6          30.7            --         292.4
Securities                          23.8          42.9           1.4            --          39.7         107.8
Credit to the public             1,378.5       1,747.1       8,354.5         397.3            --      11,877.4
Credit to governments               10.1          36.7         139.1           421            --         228.0
Investment in affiliates              --            --           0.9            --            --           0.9
Fixed assets                          --            --            --            --          11.9          11.9
Other assets                       120.6            --           2.8          29.4           1.2         154.0
Perpetual deposits with
   the Israeli Treasury               --         798.4            --            --            --         798.4
                                --------      --------      --------      --------      --------      --------
Total assets                     1,565.0       2,661.2       8,692.3         499.5          52.8      13,470.8
                                --------      --------      --------      --------      --------      --------
LIABILITIES
Deposits of the public           1,612.7       1,174.0         754.7         106.2            --       3,647.6
Deposits of banks                   25.3         153.5         480.8          75.9            --         735.5
Deposits of the Government            --         641.0       7,323.2            --            --       7,964.2
Perpetual deposit                    0.1            --            --            --            --           0.1
Capital notes                         --            --          37.4            --            --          37.4
Other liabilities                  123.1          54.9           6.0          26.6           8.5         219.1
                                --------      --------      --------      --------      --------      --------
Total liabilities                1,761.2       2,023.4       8,602.1         208.7           8.5      12,603.9
                                --------      --------      --------      --------      --------      --------

Difference                        (196.2)        637.8          90.2         290.8          44.3         866.9

Forward transactions, net          405.4            --        (113.7)       (291.7)           --            --
                                --------      --------      --------      --------      --------      --------

TOTAL                              209.2         637.8         (23.5)         (0.9)         44.3         866.9
                                ========      ========      ========      ========      ========      ========

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------


IN TERMS OF SHEKELS OF JUNE 2003

                                                          DECEMBER 31, 2002 (AUDITED)
                              -----------------------------------------------------------------------------------
                                                          FOREIGN CURRENCY OR LINKED
                                   ISRAELI CURRENCY                THERETO
                              --------------------------  --------------------------
                                               LINKED TO            US         OTHER  NON-MONETARY
                                  UNLINKED       THE CPI        DOLLAR    CURRENCIES         ITEMS         TOTAL
                              ------------  ------------  ------------  ------------  ------------  ------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                              ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Cash and deposits
   with banks                       58.1          35.3         142.2          11.4            --         247.0
Securities                           1.8          27.8           3.2            --          39.8          72.6
Credit to the public             1,296.1       1,465.2       8,024.2         276.3            --      11,061.8
Credit to governments                0.6          33.1         119.0          38.1            --         190.8
Investment in affiliates              --            --           0.9            --            --           0.9
Fixed assets                          --            --            --            --          10.2          10.2
Other assets                        34.8            --           0.1          14.1           3.5          52.5
Perpetual deposits with
   the Israeli Treasury               --         811.2            --            --            --         811.2
                                --------      --------      --------      --------      --------      --------
Total assets                     1,391.4       2,372.6       8,289.6         339.9          53.5      12,447.0
                                --------      --------      --------      --------      --------      --------
LIABILITIES
Deposits of the public             306.4         780.0         175.5          47.5            --       1,309.4
Deposits of banks                2,132.3         159.9         174.1          39.1            --       2,505.4
Deposits of the Government            --         626.9       7,193.2            --            --       7,820.1
Perpetual deposit                    0.1            --            --            --            --           0.1
Capital notes                         --            --          35.7            --            --          35.7
Other liabilities                   36.0          88.3          14.5           8.9          10.7         158.4
                                --------      --------      --------      --------      --------      --------
Total liabilities                2,474.8       1,655.1       7,593.0          95.5          10.7      11,829.1
                                --------      --------      --------      --------      --------      --------

Difference                      (1,083.4)        717.5         696.6         244.4          42.8         617.9

Forward transactions, net          782.9            --        (553.7)       (229.2)           --            --
In the money options, net
   (in terms of base asset)         87.2            --         (87.2)           --            --            --
                                --------      --------      --------      --------      --------      --------
Total                             (213.3)        717.5          55.7          12.2          42.8         617.9
                                ========      ========      ========      ========      ========      ========
In the money options, net
   (discounted par value)          115.1            --        (115.4)           --            --            --
                                ========      ========      ========      ========      ========      ========

                           THE INDUSTRIAL DEVELOPMENT
                             BANK OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                                  JUNE 30, 2003